EXHIBIT 8

To announce the Company’s May 2012 revenues

Date of events: 2012/06/11

Contents:

1.Date of occurrence of the event:2012/06/11

2.Company name: Chunghwa Telecom Co., Ltd.

3.Relationship to the Company (please enter “head office” or “affiliate company”):Head office

4.Reciprocal shareholding ratios: N/A

5.Cause of occurrence: Chunghwa Telecom today announced a 2.0% year-over-year decrease in unaudited unconsolidated total revenue to NT$15.27 billion in May 2012. Operating costs and expense increased by 2.0% to NT$11.30 billion. Operating income decreased by 11.8% to NT$3.97 billion. Net income decreased by 18.1% to NT$3.54 billion, and EPS decreased by 19.6% to NT$0.45. Mobile communications business revenue increased 4.0% year over year. Mobile value added service revenue grew by 34.1% because of the increase in mobile internet subscribers. Mobile voice revenue decreased 4.6% due to the market competition and the NCC’s mandated tariff reduction. Broadband access revenue decreased by 7.0 % due to the fiber tariff reduction in mid 2011 and the ADSL tariff reduction starting this year. HiNet service revenue decreased by 8.8% also because of tariff reductions along with the aforementioned fiber and ADSL tariff cuts. MOD revenue increased 38.1% year over year. For traditional fixed line services, local service revenue decreased by 5.2% because of mobile substitution. Domestic long distance service revenue decreased 35.8%, lower than our expectation, mainly due to the tariff reduction starting this year which stimulated the traffic in the mean time. International long distance service revenue decreased 4.6% attributable to market competition. Operating costs and expenses increased 2.0% year over year, mainly attributable to the increase in marketing expense for mobile internet service promotion as well as higher interconnection costs. Moreover, non-operating income decreased by 61.9% due to less construction revenue from our property development subsidiary, resulting a 18.1% decrease in net income.

6.Countermeasures:None

7.Any other matters that need to be specified: None